UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

STATEMENT RE CHANGE IN MAJORITY

OF DIRECTORS PURSUANT TO RULE 14f-1

UNDER SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-50240

CLAREMONT TECHNOLOGIES CORP.

(Exact name of registrant in its charter)

NEVADA	98-0338263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Xu Zuqiang, Chief Executive Officer

Anlian Building, Suite #A 1501

Futian District, Shenzhen, China

(Address of principal executive office, including Zip Code)

Registrant’s telephone number - (852) 2511-1665

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK, $.001 PAR VALUE

(Title of each class)

The number of shares outstanding of each of the Company’s classes of common stock, as of August 30, 2006 is 100,000,000 shares, all of one class, $.001 par value per share.  Of this number, 25,000,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company’s officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company’s securities as record holders only for their respective clienteles’ beneficial interest) owing 5% or more of the Registrant’s common stock, both of record and beneficially.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 per value, at the close of business on September 1, 2006.

This notice is required by Section 14(f) of the Securities

Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and

Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement sets forth the change in the majority of the Company’s board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company’s executive officers, directors and certain beneficial holders.  This Information Statement is being filed with the Securities and Exchange Commission (“SEC”) and delivered to stockholders holding all 100,000,000 of the issued and outstanding shares of common stock, par value $.001 per share (“Common Stock”), and all 25,000,000 of the issued and outstanding shares of preferred stock, par value $.001 per share (“Preferred Stock”), of Claremont Technologies Corp. (“Claremont” or the “Company”), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company’s directors.

However, because the Company’s articles of incorporation and by-laws permit vacancies in its board of directors (the “Board”) to be filled by a majority of the remaining directors, the holders of the Company’s shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of the Company filings may be obtained from the SEC’s website at http://www.sec.gov.  Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

CHANGE IN MAJORITY OF DIRECTORS

The Company entered into a Stock Purchase Agreement dated as of June 1, 2006 (the “Purchase Agreement”), with Xu Zuqiang (the “Purchaser”), which the parties attempted to consummate on June 6, 2006.  Under the terms of the Purchase Agreement, for and in consideration of $550,000, the Company agreed to sell and issue, and the Purchaser agreed to acquire, a total of 100,000,000 shares of the common stock, $.001 par value, of the Company, constituting 80% of the shares of the Company then issued and outstanding (the “Stock Transaction”).  On August 28, 2006, the Company and the Purchaser entered into and consummated an Amendment to Stock Purchase Agreement wherein the Company and the Purchaser agreed that instead of 100,000,000 shares of Common Stock the Purchaser would acquire 75,000,000 shares of Common Stock and 25,000,000 shares of the Company’s Common Stock.  This change was made to enable the parties to close the transaction in conformance with the Articles of Incorporation of the Company which authorize the issuance of 100,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock.  Upon amendment of the Company’s Articles of Incorporation to increase the number of authorized shares of Common Stock, the Preferred Stock acquired by the Purchaser will automatically be converted on a 1 for 1 basis into shares of Common Stock.

As contemplated by the Stock Transaction, Mr. Gus Rahim and Mr. William Russell resigned from the Company’s Board at the Effective Date (as defined below) and, prior to their resignations, in accordance with Section 18 of the Company’s by-laws elected Xu Zuqiang to an existing vacancy on the Board caused by the earlier resignation of Mr. Trevor Bentley.  Xu Zuqiang took office as director effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the “Effective Date”), the resignations of Mr. Rahim and Mr. Russell will become effective.

SECURITIES OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of August 30, 2006; (ii) each director and executive officer of the Company as of August 30, 2006; and (iii) all officers and directors of the Company as a group as of August 30, 2006.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

Name and Address Of Beneficial Owner	Shares of Claremont Stock Beneficially Owned Prior to the Stock Transaction	Percentage of Class(1)	Shares of Claremont Stock Beneficially Owned After the Stock Transaction	Percentage of Class(1)

Gus Rahim, 288 Horton Street, London ON N6B 1L4, Canada (2)	Nil	Nil	Nil	Nil

William Russell, 2579 140th Street, Surrey BC V4P 2L9, Canada (2)	Nil	Nil	Nil	Nil

Xu Zuqiang Anlian Building, Suite # A1501 Futian District, Shenzhen China	Nil	Nil	100,000,000(3)	80%

Executive Officers and Directors as a Group	Nil	Nil%	100,000,000(3)	80%

_______________

(1)

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options.  Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2)

Messrs. Rahim and Russell have resigned from the Board effective as of the Effective Date.

(3)

Includes 25,000,000 shares of Common Stock issuable upon conversion of Preferred Stock currently held by Mr. Zuqiang.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

DIRECTORS AND EXECUTIVE OFFICERS

Management

Mr. Xu Zuqiang was elected to the Board concurrent with the closing of the Stock Transaction.  At the Effective Date, the resignations of Gus Rahim and William Russell, current directors of the Company, will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

Name	Age	Title
Gus Rahim	45	Director

William Russell	49	Director

Xu Zuqiang	36	Director, Chief Executive Officer and Chief Financial Officer

Gus Rahim –

Gus Rahim is the owner and President of the Ontario Driving School of London Inc. operating as Ontario Truck Driving School (OTDS), the owner and General Manager of Canadian Centre for Decision Driving (CCDD) and the owner and President of Payless Auto Leasing and Sales Inc.  Mr. Rahim is also the founding member of the Truck Training Schools Association.

William Russell –

William Russell received his Doctor of Chiropractic Medicine from the Canadian Memorial Chiropractic College in Toronto, Canada in 1981.  He also received his Doctor of Naturopathic Medicine from the Canadian Naturopathic College in Toronto, Canada in 1989.  He served on the board of the British Columbia Chiropractic Association from 1984 to 1986.  He was an elected officer of the Association of Naturopathic Physicians of British Columbia from 1990 to 1992 and served as Chairman of the Ethics Committee in 1995.  Dr. Russell has had his own practice in White Rock, British Columbia, Canada since 1987, and has been involved in the health care education for many years providing seminars and lectures relating to stress management, body balance nutritional systems, rife technology, diet and other health related issues.

Xu Zuqiang –

Xu Zuqiang shall serve as Chief Executive Officer and a director of the Company following the Stock Transaction.  From July 1997 to December 2001, Xu Zuqiang was an accountant for Guangzhou Baiyun Zhongda Material [LTD.]  From 2002 to July 2004, he was Chief Financial Officer of Guangdong Meide Kitchen Appliances LTD., and from September 2004 to May 2006, Xu Zuqiang was Chief Financial Officer of Shenzhen Taifu Apparel LTD.

Board of Directors: Compensation and Meetings

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected.  All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board.  Currently, directors receive no compensation.

All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that Claremont has the resources to pay these fees.  The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

Concurrent with having sufficient members and resources, the Company’s board of directors will establish an audit committee and a compensation committee.  The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls.  The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

EXECUTIVE COMPENSATION

Executive Officers and Directors

The only officer or director who received compensation in the fiscal year ended September 30, 2005 was the Company’s former Chief Executive Officer and Chairman, Daniel J. Steer, who received compensation of $1,800 in 2005.

No director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000.

The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended September 30, 2005 paid to the Company's Chief Executive Officer ("CEO") and the Company’s four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal year 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2005 fiscal year (collectively, the “Named Executive Officers”).

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR

					Long Term Compensation
		Annual Compensation			Awards		Payouts
			Non-Cash		Restricted	Options/	LTIP	All
Name & Position	Year	Salary	Bonus	Other	Stock	SARs	Payouts	Other

Daniel Steer, CEO	2005	$ 1,800	None	None	None	None	None	None
Gus Rahim, President	2005	$ 0	None	None	None	None	None	None

STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth stock options granted to the Named Executive Officers as of September 30, 2006.

Name	Number of Options Granted in Fiscal Year ended 6/30/05	% of Total Options Granted to Employees in Fiscal Year 2005	Exercise ($/Share)	Expiration Date	Grant Value $

None.

OPTION EXERCISES DURING, AND STOCK OPTIONS HELD AT END OF 2005 FISCAL YEAR

The following table indicates the total number and value of exercisable stock options held by the Named Executives during the 2005 fiscal year.

	Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options At Fiscal Year End (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

None.

Claremont currently has no formal written salary arrangement with its president and, while no specific annual salary or length of employment has been determined, Claremont anticipates providing an annual salary not to exceed $100,000 commencing with the hopeful successful expansion of business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Stock Transaction, Purchaser acquired 75,000,000 shares of the Company’s Common Stock and 25,000,000 shares of the Company’s preferred Stock.  After giving effect to the Stock Transaction (assuming conversion of the Preferred Stock into Common Stock), Purchaser is the owner of a total of 100,000,000 shares of the 125,000,000 shares of the Company’s common stock issued and outstanding, constituting, in the aggregate, 80% of the issued and outstanding shares of the Company’s common stock.  Upon the completion of the Stock Transaction, Purchaser became a director of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Claremont’s executive officers, directors and persons who beneficially own more than 10% of Claremont’s common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish Claremont with copies of all Section 16(a) forms they file.  Based solely on its review of such forms received by it, except as provided below, Claremont believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with since April 14, 2003, the date that the Company registered on Form 8-A its class of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.  Daniel Steer, a former director and officer of the Company, as of September 30, 2005, had failed to file with the Securities and Exchange Commission reports on Forms 3 or 4 with respect to his stock holdings in the Company during the 2005 fiscal year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

CLAREMONT TECHNOLOGIES CORP.

Dated: August 30, 2006

By:  /s/  Xu Zuqiang

Name:  Xu Zuqiang

Title:   Chief Executive Officer